Exhibit 99.1

Knowledge. Judgement. EXPERIENCE

PRESS RELEASE

20 August 2008

Hamilton, Bermuda

Contact: Fred M. Ryan

telephone: 441-295-8585

W.P. Stewart & Co., Ltd. Announces:

•	Appointment of Mark I. Phelps as CEO
•	Investment Performance and Business Initiatives Update
•	Second Quarter and Six Months 2008 Financial Results

Appointment of Chief Executive Officer

W.P. Stewart & Co., Ltd. (NYSE: WPL) (“W.P. Stewart” or the “Company”) today announced the promotion of Mark Phelps to Chief Executive Officer of the Company. Mark, currently President and Managing Director, is appointed Chief Executive Officer effective 1 September 2008 and will join the Board of Directors as of such date. Bill Stewart will remain as Executive Chairman of the Board of Directors and continue his leadership role of the firm’s investment research and portfolio management.

Bill Stewart commented: “I am delighted to see Mark Phelps take responsibility for the management of the firm. Since my return to management early last year, Mark and a number of other associates have worked unstintingly to get the firm through its recent challenges and I am very happy that Mark has now agreed to accept the additional responsibilities of CEO.”

Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda
mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda
telephone: 441.295.8585 fax: 441.296.6823

Mark Phelps said, “I am very honoured to be asked to become CEO of W.P. Stewart and look forward to leading the Company in the next chapter of its history. Together with Bill and our new relationship with Arrow Capital Management, I believe we can restore and grow the business significantly by continuing to provide our clients with superior long-term investment performance in a very risk controlled manner.”

Investment Performance Update

The year-to-date performance for the W.P. Stewart U.S. Equity Composite (the “Composite”), as of 15 August 2008, was -2.2%, pre-fee, and -3.0%, post-fee, compared to -10.4% for the S&P 500. For the twelve months ended 15 August 2008, preliminary indications are that performance in the Composite was +0.2%, pre-fee, and -0.9%, post-fee, compared to -5.8% for the S&P 500 for the same period. For the two years ended 15 August 2008, the Composite return was 7.1%, pre-fee, and 5.9%, post fee, compared to 2.5% for the S&P 500. Interim period performance results are subject to change on final reconciliation of all relevant data at quarter end.

Bill Stewart said, “I am very proud of the job our investment team has done over the past 18 months. They have generated exceptional investment performance for our clients in a very challenging market. Even more importantly, they have rebuilt and continue to improve an investment universe of leading, rapidly growing businesses that should help us generate quality performance for years to come.”

“I am also very pleased with Arrow Capital Management’s association with our firm. Arrow’s senior principals, Alex Von Furstenberg and Mal Serure, are very serious and successful long-term investors and our on-going cooperation should significantly benefit our clients in the years ahead.”

The Company releases composite portfolio investment returns on a monthly basis. These returns are posted on the Company’s website at www.wpstewart.com, usually within one week of month-end. A complete history of the performance of the Composite is available on the Company’s website.

Further Expense Reductions

As part of the Company’s expense rationalization initiatives, a thorough review of operations and expenses has been completed and several steps are being taken, including:

•	The Company has continued to reduce its employee headcount to lower compensation expense going forward.
•	The Company intends to concentrate its research efforts primarily in New York and Bermuda. The intended result is to significantly reduce overhead with respect to its operations in London.

The Company has taken these expense rationalization initiatives as well as initiated efforts to introduce new assets under management in connection with its previously stated objective to return to profitability on a cash basis.

Assets Under Management

Assets under management (AUM) at 30 June 2008 were approximately $2.2 billion, compared with approximately $2.8 billion at 31 March 2008. In the attached tables a complete breakdown of AUM flows with comparisons to earlier periods is provided.

As of 15 August 2008, AUM remained constant at approximately $2.2 billion, reflecting both market value changes and net outflows since 30 June 2008.

Second Quarter 2008 Financial Results

The Company today reported a net loss of $5.2 million, or $0.11 per share (diluted) and $0.11 per share (basic), for the second quarter ended 30 June 2008. This loss reflects second quarter non-recurring, cash and non-cash charges of approximately $1.6 million, or $0.03 per share, diluted, related to agreements with certain employees whose employment terminated during the quarter and our initiative to complete a strategic transaction, which initiative resulted in an investment by funds managed by Arrow Capital Management. Excluding these non-recurring, cash and non-cash charges, second quarter 2008 net loss was $3.5 million, or $0.08 per share. These results compare with a net loss in the second quarter of the prior year of $17.8 million, or $0.39 per share (diluted) and $0.39 per share (basic), which also included a non-recurring, non-cash charge related to an impairment of intangible assets of $18.0 million, or $0.39 per share.

Net results on a cash basis for the quarter ended 30 June 2008 were -$0.9 million (net loss of $5.2 million adjusted to include $4.3 million representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges, on a tax-effected basis), or -$0.02 per share (diluted). In the same quarter of the prior year, cash earnings were $5.0 million (net loss of $17.8 million adjusted for the inclusion of $22.8 million representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges, including a non-recurring impairment charge, on a tax-effected basis), or $0.11 per share (diluted).

For the second quarter of 2008 there were 46,418,271 common shares outstanding on a weighted average diluted basis (46,418,271 – weighted average basic) compared to 46,060,247 common shares outstanding for the second quarter of 2007 on the same weighted average diluted basis (46,060,064 – weighted average basic).

Six Month Results

For the six months ended 30 June 2008 the net loss was $11.5 million, or $0.25 per share (diluted) and $0.25 per share (basic), on revenues of $20.9 million. This includes non-recurring cash and non-cash charges of approximately $2.2 million, on a tax-effected basis. For the six months ended 30 June 2007 the Company recorded a net loss of $19.6 million or $0.43 per share (diluted) and $0.43 per share (basic), on revenues of $48.1 million. In the 2007 period, results also include certain non-recurring cash and non-cash charges aggregating $23.8 million

Net results on a cash basis for the six months ended 30 June 2008 were -$3.4 million (net loss of $11.5 million adjusted to include $8.1 million, representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges, on a tax-effected basis), or -$0.07 per share (diluted). In the same period of the prior year, cash earnings were $11.9 million (net loss of $19.7 million adjusted for the inclusion of $31.6 million representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges, including a non-recurring impairment charge, on a tax-effected basis), or $0.26 per share (diluted).

For the six months ended 30 June 2008, there were 46,389,354 common shares outstanding on a weighted average diluted basis (46,389,354 – weighted average basic) compared to 46,023,754 common shares outstanding for the same period in 2007 on the same weighted average diluted basis (46,011,039 – weighted average basic).

Included with this release are tables containing revenue and expense detail for the second quarter and six months ended 30 June 2008 with comparisons with prior periods.

Other Items

The average gross management fee was 1.08%, annualized, for the quarter ended 30 June 2008 and 1.06% for the six months ended 30 June 2008 compared to 1.06% and 1.07%, annualized, for each of the comparable periods of the prior year. Excluding performance fee based accounts, the average gross management fee was 1.28% for the quarter ended 30 June 2008 and 1.25%, annualized, for the six months ended 30 June 2008 compared to 1.23% and 1.22%, annualized, for each of the comparable periods of the prior year.

For the second quarter of 2008 non-cash compensation expense related to the Company’s restricted share issuances to employees was approximately $2.8 million. For the six months ended 30 June 2008, these non-cash compensation charges were approximately $6.7 million. In the second quarter and six months of 2007, these non-cash compensation charges were approximately $2.5 million and $6.8 million, respectively. These non-cash compensation expenses are included in “employee compensation and benefits”.

The Company had cash and marketable securities at 30 June 2008 of $44.9 million. The Company has no debt.

Shareholders’ equity at 30 June 2008 was approximately $67.4 million.

As of 1 August 2008, the Company’s affiliated broker-dealer implemented a new brokerage commission rate for clients with less than $10 million of assets under management. This new rate is $0.05 per share for all equity trades, lowered from $0.08 per share which was implemented in July. Our affiliated broker-dealer currently does not charge a commission for equity trades with respect to client accounts over $10 million.

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W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the Six Months Ended June 30,

	2008	2007	%

Revenue:
Fees	$17,590,130	$37,081,516	-52.56%
Commissions	4,341,753	8,715,743	-50.18%
Realized and unrealized gains/(losses) on investments	(1,654,604)	1,279,042	-229.36%
Interest and other	661,239	1,020,763	-35.22%

	20,938,518	48,097,064	-56.47%

Expenses:
Employee compensation and benefits	18,445,116	25,637,206	-28.05%
Fees paid out	2,107,526	3,628,437	-41.92%
Commissions, clearance and trading	746,147	1,514,913	-50.75%
Research and administration	4,912,045	6,463,266	-24.00%
Marketing	1,680,785	2,844,189	-40.90%
Depreciation and amortization	616,367	2,886,507	-78.65%
Impairment of intangible asset	—	17,985,000	-100.00%
Other operating	5,283,028	5,597,144	-5.61%

	33,791,014	66,556,662	-49.23%

Income before taxes	(12,852,496)	(18,459,598)	-30.37%

Provision for taxes	(1,336,532)	1,189,427	-212.37%

Net income	$(11,515,964)	$(19,649,025)	-41.39%

Earnings per share:

Basic earnings per share	$(0.25)	$(0.43)	-41.86%

Diluted earnings per share	$(0.25)	$(0.43)	-41.86%

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended			% Change From

	June 30, 2008	Mar. 31, 2008	June 30, 2007	Mar. 31, 2008	June 30, 2007

Revenue:
Fees	$7,475,737	$10,114,393	$16,019,572	-26.09%	-53.33%
Commissions	2,626,279	1,715,474	4,256,289	53.09%	-38.30%
Realized and unrealized gains/(losses) on investments	(16,541)	(1,638,063)	1,300,243	-98.99%	-101.27%
Interest and other	283,260	377,979	580,435	-25.06%	-51.20%

	10,368,735	10,569,783	22,156,539	-1.90%	-53.20%

Expenses:
Employee compensation and benefits	7,597,035	10,848,081	9,487,651	-29.97%	-19.93%
Fees paid out	945,459	1,162,067	1,846,777	-18.64%	-48.80%
Commissions, clearance and trading	429,174	316,973	726,948	35.40%	-40.96%
Research and administration	2,411,088	2,500,957	3,070,359	-3.59%	-21.47%
Marketing	834,452	846,333	1,280,031	-1.40%	-34.81%
Depreciation and amortization	(194,787)	811,154	1,448,278	-124.01%	-113.45%
Impairment of intangible asset	—	—	17,985,000	—	-100.00%
Other operating	3,131,292	2,151,736	2,860,020	45.52%	9.48%

	15,153,713	18,637,301	38,705,064	-18.69%	-60.85%

Income before taxes	(4,784,978)	(8,067,518)	(16,548,525)	-40.69%	-71.09%

Provision for taxes	383,047	(1,719,579)	1,263,722	-122.28%	-69.69%

Net income	$(5,168,025)	$(6,347,939)	$(17,812,247)	-18.59%	-70.99%

Earnings per share:

Basic earnings per share	$(0.11)	$(0.14)	$(0.39)	-21.43%	-71.79%

Diluted earnings per share	$(0.11)	$(0.14)	$(0.39)	-21.43%	-71.79%

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

		(in millions)

	For the Three Months Ended			For the Six Months Ended

	Jun. 30, 2008	Mar. 31, 2008	Jun. 30, 2007	Jun. 30, 2008	Jun. 30, 2007

Existing Accounts:
Contributions	$43	$47	$56	$90	$139
Withdrawals	(259)	(225)	(307)	(484)	(629)

Net Flows of Existing Accounts	(216)	(178)	(251)	(394)	(490)

Publicly Available Funds:
Contributions	21	16	19	37	94
Withdrawals	(70)	(148)	(190)	(218)	(309)
Direct Accounts Opened	—	5	28	5	143
Direct Accounts Closed	(222)	(702)	(762)	(924)	(2,257)

Net New Flows	(271)	(829)	(905)	(1,100)	(2,329)

Net Flows of Assets Under Management	$(487)	$(1,007)	$(1,156)	$(1,494)	$(2,819)

* The table above sets forth the total net flows of assets under management for the three months ended June 30, 2008, March 31, 2008 and June 30, 2007, respectively, and for the six months ended June 30, 2008 and 2007, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.